UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Sculptor Capital Management, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

811246107

(CUSIP Number)

James S. Levin

c/o Sculptor Capital Management, Inc

9 West 57th Street

New York, NY 10019

(212) 790-0000

November 17, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 811246107

1	James S. Levin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

EXPLANATORY NOTE

This Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D filed by the Reporting Person on December 27, 2021 amended on February 4, 2022 and July 23, 2023 (as amended, the “Schedule 13D”) relates to the shares of Class A Common Stock, par value $0.01 per share (the “Class A Shares”) of Sculptor Capital Management, Inc., a Delaware corporation (the “Issuer” or the “Company”). Defined terms used herein in this Amendment No. 3 and not otherwise defined have the mean prescribed in the Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

The Class A Shares covered by this Schedule 13D were acquired by the Reporting Person at various times between December 2018 and May 2023. The Class A Shares were acquired by the Reporting Person as part of the Reporting Person’s compensation from the Operating Partnerships.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On November 17, 2023, pursuant to the terms of an Agreement and Plan of Merger (including the schedules and exhibits thereto, the “Merger Agreement”), by and among the Issuer, Rithm Capital Corp., a Delaware corporation (“Rithm”), Sculptor Capital LP, a Delaware limited partnership (“Capital LP”), Sculptor Capital Advisors LP, a Delaware limited partnership (“Advisors LP”), Sculptor Capital Advisors II LP, a Delaware limited partnership (“Advisors II LP” and, collectively with Capital LP and Advisors LP, the “Operating Partnerships”), Calder Sub, Inc., a Delaware corporation and subsidiary of Rithm (“Merger Sub Inc.”), Calder Sub I, LP, a Delaware limited partnership and subsidiary of Rithm (“Merger Sub I”), Calder Sub II, LP, a Delaware limited partnership and subsidiary of Rithm (“Merger Sub II”), and Calder Sub III, LP, a Delaware limited partnership and subsidiary of Rithm (“Merger Sub III” and, collectively with Merger Sub I and Merger Sub II, the “LP Merger Subs” and, collectively with Merger Sub Inc., the “Merger Subs”). The Merger Agreement provides for, among other things, upon the terms and subject to the conditions set forth therein, (i) the merger of Merger Sub Inc. with and into Issuer, with Issuer surviving such merger as the surviving corporation (the “Surviving Corporation”) (the “Public Merger”), (ii) the merger of Merger Sub I with and into Capital LP, with Capital LP surviving such merger as the surviving partnership (“LP Merger I”), (iii) the merger of Merger Sub II with and into Advisors LP, with Advisors LP surviving such merger as the surviving partnership (“LP Merger II”), and (iv) the merger of Merger Sub III with and into Advisors II LP, with Advisors II LP surviving such merger as the surviving partnership (“LP Merger III” and, collectively with LP Merger I and LP Merger II, the “LP Mergers,” and the LP Mergers, collectively with the Public Merger, the “Mergers” and collectively with the other transactions contemplated by the Merger Agreement, the “Transactions”).

Pursuant to the terms of the Merger Agreement, at the effective time of the Public Merger (the “Effective Time”), (i) each share of Class A Common Stock issued and outstanding immediately prior to the Effective Time (other than certain excluded shares) was canceled and converted into the right to receive an amount in cash equal to $12.70, without interest, (ii) each share of Issuer Class B common stock issued and outstanding immediately prior to the Effective Time was canceled and no payment was made in respect thereof, (iii) all Issuer common stock owned directly by the Reporting Person, Merger Sub Inc. or any of their subsidiaries immediately prior to the Effective Time or held in treasury of the Issuer were canceled and retired without any conversion thereof and ceased to exist and no payment was made in respect thereof, and (iv) each issued and outstanding share of common stock of Merger Sub Inc. issued and outstanding immediately prior to the Effective Time was converted into and became one (1) fully paid and non-assessable share of common stock of the Surviving Corporation. The Issuer’s outstanding compensatory awards were treated pursuant to the terms of the Merger Agreement.

Pursuant to the terms of the Merger Agreement, at the effective time of the LP Mergers (the “LP Mergers Effective Time”), each Class A common unit of the Operating Partnerships (“LP Class A Unit”), Class A-1 common unit of the Operating Partnerships (“LP Class A-1 Unit”), Class E common unit of the Operating Partnerships (“LP Class E Unit”), Class P common unit of the Operating Partnerships (“LP Class P Unit”) and Class P-4 common unit of the Operating Partnerships (“LP Class P-4 Unit”) issued and outstanding immediately prior to the LP Mergers Effective Time that was vested at the LP Mergers Effective Time or vested as a result of the consummation of the Transactions, in each case, in accordance with the limited partnership agreements of the Operating Partnerships (the “Operating Partnership LPAs”), and any applicable award agreement (but excluding (x) any units of the Operating Partnerships that were owned directly by the Reporting Person, the LP Merger Subs or any of their subsidiaries or held in treasury of the Operating Partnerships and (y) Unvested Units (as defined below)) were converted into the right to receive an amount in cash equal to the applicable per-unit amount that a holder of such unit of the Operating Partnership (an “Operating Partnership Unit”) was entitled to receive in a liquidity event pursuant to the terms of each of the Operating Partnership LPAs (where the aggregate amount payable by the Operating Partnerships was $177,856,138, payable to the holder thereof, without interest, which equated to approximately $7.33 for each LP Class A Unit and each LP Class A-1 Unit and $0 for each LP Class E Unit, LP Class P Unit and LP Class P-4 Unit.

Pursuant to the terms of the Merger Agreement, at the LP Mergers Effective Time, (i) each Operating Partnership Unit held by a Sculptor service provider that was unvested at the LP Mergers Effective Time and that did not vest as a result of the consummation of the Transactions (the “Unvested Units”), (ii) each LP profit sharing interest and (iii) each Class C non-equity interest of the Operating Partnerships, in each case of clauses (i), (ii) and (iii), ceased to exist and no payment was made in respect thereof. Additionally, pursuant to the Merger Agreement, at the LP Mergers Effective Time, (a) each Class B common unit of the Operating Partnerships (the “LP Class B Units”) that was issued and outstanding immediately prior to the LP Mergers Effective Time continued to remain outstanding as LP Class B Units of the applicable Surviving Limited Partnership following the LP Mergers Effective Time, (b) each general partner interest of Sculptor Capital Holding Corporation, a Delaware corporation and subsidiary of Sculptor (the “General Partner”), as general partner of each Operating Partnership, outstanding immediately prior to the LP Mergers Effective Time remained outstanding following the LP Mergers Effective Time and the General Partner continued as the general partner of each Operating Partnership, and (c) each issued and outstanding limited partner interest of Merger Sub I, Merger Sub II and Merger Sub III issued and outstanding immediately prior to the LP Mergers Effective Time was converted into one (1) Class A common unit of the applicable Surviving Limited Partnership and the holder of such limited partner interest of Merger Sub I, Merger Sub II and Merger Sub III was admitted as a limited partner of the applicable Surviving Limited Partnership.

Following the consummation of the Transactions, the Issuer notified The New York Stock Exchange that the Transactions had been completed, and requested that The New York Stock Exchange suspend trading of the Class A Common Stock on The New York Stock Exchange. The Issuer also requested that The New York Stock Exchange file with the Securities and Exchange Commission (“SEC”) a notification of removal from listing and registration on Form 25 to effectuate the delisting of all shares of Class A Common Stock from The New York Stock Exchange and the deregistration of such shares under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a result, shares of the Class A Common Stock will no longer be listed on The New York Stock Exchange. In addition, the Issuer intends to file a certification on Form 15 with the SEC requesting the termination of registration of all shares of the Class A Common Stock under Section 12(g) of the Exchange Act and the suspension of the Issuer’s reporting obligations under Section 13 of the Exchange Act with respect to all shares of Common Stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a)-(b) As of the date hereof, the Reporting Person directly holds 0 shares of common stock of the Issuer, representing 0.0% of the outstanding Issuer common stock immediately following the closing of the Transactions.

(c) Except as set forth in this Schedule 13D, no transaction in Class A Common Stock has been effected by the Reporting Person since the filing of Amendment No. 2 to the Schedule 13D filed on July 23, 2023.

5

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2023

SCULPTOR CAPITAL MANAGEMENT, INC.

Signature:	/s/ James Levin
Name:	James Levin